Exhibit 99.3

EXECUTION VERSION

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes under the Fifteenth Supplemental Indenture,

ROGERS COMMUNICATIONS CANADA INC.,
as Guarantor

and

THE BANK OF NEW YORK MELLON,
as Trustee
________________________________________

FIRST AMENDING SUPPLEMENTAL INDENTURE TO THE
FIFTEENTH SUPPLEMENTAL INDENTURE

Dated as of September 1, 2022

amending the FIFTEENTH SUPPLEMENTAL INDENTURE dated as of
March 11, 2022 to the Indenture dated as of August 6, 2008

________________________________________

FIRST AMENDING SUPPLEMENTAL INDENTURE TO THE FIFTEENTH SUPPLEMENTAL INDENTURE dated as of September 1, 2022 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called “RCCI”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).
WHEREAS, the Company and the Trustee are parties to an indenture dated as of August 6, 2008, as the same may from time to time be supplemented or amended (other than by a Series Supplement), (the “Indenture”);
WHEREAS, the Company, RCCI and the Trustee have previously entered into the fifteenth supplemental indenture to the Indenture, dated as of March 11, 2022 (the “Fifteenth Supplemental Indenture”), to establish the terms of the 3.20% Senior Notes due 2027 (the “Notes”);

WHEREAS, Section 802 of the Indenture provides that, upon delivery to the Company and the Trustee of a written notice of a Holder Direction from the Holders of Outstanding Securities of each Series that would be affected by a supplemental indenture, the Company (when authorized by a Board Resolution), RCCI and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of, among other things, changing in any manner any of the provisions of any Series;
WHEREAS, the Board of Directors of the Company has authorized and approved the execution and delivery of this Supplemental Indenture;
WHEREAS, Holders of a majority of the principal amount of Outstanding Notes, on or prior to the date hereof, have consented to the amendment to the provision of the Fifteenth Supplemental Indenture set forth herein and a written notice of a Holder Direction has been delivered;
WHEREAS, the Company and RCCI have complied with all conditions precedent provided for in the Indenture, as supplemented and amended by the Fifteenth Supplemental Indenture (as so supplemented and amended, the “Supplemented Indenture”) relating to this Supplemental Indenture; and
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

SECTION 101. EFFECT OF SUPPLEMENTAL INDENTURE

This Supplemental Indenture shall become effective and binding on the Company, RCCI, the Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Supplemented Indenture, upon the date on which it is executed by the Company, RCCI and the Trustee (the “Effective Date”); provided, however, that the amendment set forth in Article Two hereof shall become operative automatically upon, and simultaneously with, the payment by the Company to the Depositary of the aggregate Initial 2027 Notes Consent Fee (as defined in the consent solicitation statement, dated as of August 22, 2022 (the “Consent Solicitation Statement”) owed to consenting Holders in accordance with the terms and conditions set forth in the Consent Solicitation Statement (the “Amendment Operative Time”).

From and after the Amendment Operative Time, the Fifteenth Supplemental Indenture shall be amended and supplemented in accordance herewith. Each reference in the Fifteenth Supplemental Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Fifteenth Supplemental Indenture as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. The Fifteenth Supplemental Indenture as amended and supplemented by this Supplemental Indenture shall be read, taken and construed as one and the same instrument, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Supplemented Indenture shall be bound thereby.

In the event of a conflict between any provisions of the Fifteenth Supplemental Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 102. FIFTEENTH SUPPLEMENTAL INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Fifteenth Supplemental Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF FIFTEENTH SUPPLEMENTAL INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Fifteenth Supplemental Indenture; and the Fifteenth Supplemental Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that with respect to the Fifteenth Supplemental Indenture, the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes established thereby.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Fifteenth Supplemental Indenture or the Indenture, as applicable.

ARTICLE TWO
AMENDMENT

SECTION 201. AMENDMENT.

Section 304(a) of the Fifteenth Supplemental Indenture is hereby amended by replacing references to “December 31, 2022” with “December 31, 2023” as follows (stricken text indicates language that is eliminated from the Fifteenth Supplemental Indenture and underline text indicates language that is added to the Fifteenth Supplemental Indenture):

“(a) If (i) the Arrangement is not consummated prior to ~~December 31, 2022~~ December 31, 2023, (ii) the Arrangement Agreement is terminated at any time prior to ~~December 31, 2022~~ December 31, 2023 (other than as a result of consummating the Arrangement) or (iii) the Company publicly announces at any time prior to ~~December 31, 2022~~ December 31, 2023 that it will no longer pursue the consummation of the Arrangement (any such event under clause (i), (ii) or (iii) above, a “Special Mandatory Redemption Event”, and the earliest date of any Special Mandatory Redemption Event, a “Trigger Date”), then the Company shall redeem all of the Outstanding Notes at a Redemption Price (the “Special Mandatory Redemption Price”) equal to 101% of the aggregate principal amount of the Outstanding Notes, plus accrued and unpaid interest if any, on the Notes to be redeemed to, but excluding, the Special Mandatory Redemption Date (as defined below).”.

ARTICLE THREE
MISCELLANEOUS

SECTION 301.  TRUSTEE’S ACCEPTANCE

The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Fifteenth Supplemental Indenture.

SECTION 302.  COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 303.  EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this Supplemental Indenture to specific Section numbers refer to Sections contained in this Supplemental Indenture, and not the Indenture, the Fifteenth Supplemental Indenture or any other document.

SECTION 304.  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305.  SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306.  BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the Notes) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.
SECTION 307.  GOVERNING LAW.
This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.  This Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be a part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.
SECTION 308.  RESPONSIBILITY OF TRUSTEE.
The recitals contained herein shall be taken as the statements of the Company and RCCI and the Trustee assumes no responsibility for the correctness of such recitals.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.
SECTION 309.  CONFLICTS WITH THE TRUST INDENTURE ACT.
If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this Supplemental Indenture, the provision of the Trust Indenture Act shall control.  If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Fifteenth Supplemental Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.
[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

by:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

by:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

ROGERS COMMUNICATIONS CANADA INC.,

by:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

by:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

[Signature Page to the Amending Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Teresa H. Wyszomierski
	Name:	Teresa H. Wyszomierski
	Title:	Vice President

[Signature Page to the Amending Supplemental Indenture]